Filed by ION Acquisition Corp 1 Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 1 Ltd.

Commission File No. 001-39581

Date: June 8, 2021

ION Acquisition Corp. 1 Ltd. Announces a Special Meeting Date of June 28, 2021 and Effectiveness of the Registration Statement in Connection With Its Proposed Business Combination with Taboola

NEW YORK, NY – June 8, 2021 – ION Acquisition Corp 1 Ltd. (NYSE: IACA) (the “Company”) announced today that the registration statement on Form F-4 (the “Registration Statement”) filed by Taboola.com Ltd. (“Taboola”) in connection with the previously announced proposed business combination (the “Business Combination”) between the Company and Taboola has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement provides important information about the Company, Taboola and the Business Combination.

The Company also announced today a record date of May 7, 2021 (the "Record Date") and a meeting date of June 28, 2021 for its extraordinary general meeting (the "Special Meeting"). In light of ongoing developments related to the coronavirus (COVID-19) pandemic, after careful consideration, the Company has determined that the meeting will be a hybrid virtual meeting conducted via live webcast in order to facilitate shareholder attendance and participation while safeguarding the health and safety of its shareholders, directors and management team. The Special Meeting will be held via live webcast at 11:00 a.m. Eastern time at https://www.cstproxy.com/ionacquisitioncorp1/sm2021. To register and receive access to the hybrid virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement. The purpose of the Special Meeting is to vote on certain proposals relating to the Business Combination.

The closing of the Business Combination is subject to approval by the Company’s shareholders, and the satisfaction of other customary closing conditions. The Business Combination is expected to close promptly after the Special Meeting.

Important Information

Neither the SEC, any state securities commission or the Israel Securities Authority has approved or disapproved of the securities to be issued in connection with the Business Combination, or determined if the Registration Statement is accurate or adequate.

Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Taboola’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Taboola’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Taboola’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of legal proceedings that have or may be instituted against the Company and Taboola; (3) the inability to complete the Business Combination, including due to failure to obtain the requisite approval of shareholders or other conditions to closing in the Merger Agreement; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain or maintain the listing of the ordinary shares of the post-acquisition company on The New York Stock Exchange following the Business Combination; (6) the risk that the announcement and consummation of the Business Combination disrupts current plans and operations; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Taboola or the combined company may be adversely affected by other economic, business, competitive and/or factors such as the COVID-19 pandemic; and (11) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola and the Company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola has filed with the SEC the Registration Statement that includes a preliminary proxy statement/prospectus subject to completion in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed transaction and other matters as may be described in the Registration Statement. Taboola and the Company also plan to file other documents with the SEC regarding the proposed transaction and a definitive proxy statement/prospectus will be made available or mailed to holders of shares of the Company’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The preliminary proxy statement/prospectus, as well as other filings containing information about Taboola and the Company are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus can also be obtained without charge, from Taboola’s website at http://www.taboola.com. Copies of the definitive proxy statement/prospectus can be obtained, when available, without charge, from the Company’s website at http://www.ion-am.com/spac.

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Participants in the Solicitations

Taboola, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. You can find more information about the Company’s directors and executive officers in the Company’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts

ION Acquisition Corp:

Avrom Gilbert

avrom@ion-am.com

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